

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Galaxy Payroll Group Ltd**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed October 17, 2023**
> **File No. 333-269043**

Dear Wai Hong Lao:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2023 letter.

Amendment No. 7 to Registration Statement on Form F-1 filed October 17, 2023

Consolidated Financial Statements
Consolidated Balance Sheet, page F-4

1.   We note you declared dividends subsequent to the balance sheet date. Please tell us your consideration of providing a pro forma balance sheet which gives effect to the dividends declared. Refer to SAB Topic 1:B.3.

Consolidated Statements of Income and Comprehensive Income, page F-5

2.   Please tell us your consideration of including dividends declared in the year ended June 30, 2023 but not paid and dividends declared subsequent to June 30, 2023 in your calculation of pro forma earnings per share. Refer to SAB Topic 1:B.3. In addition, please present earnings per share along with pro forma earnings per share.

Wai Hong Lao
Galaxy Payroll Group Ltd
October 19, 2023
Page 2

Exhibit Index, page II-5

3.   We note that your revised disclosure indicates that the selling shareholders are offering 2,240,000 ordinary shares, but your Exhibit 5.1 legal opinion only opines on 960,000 ordinary shares in connection with such resale. Please have counsel revise to opine on the updated offering including the correct number of resale shares.

        Please contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.